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                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           SCHEDULE 13D
                         (Amendment No. 2)

             UNDER THE SECURITIES EXCHANGE ACT OF 1934


                     Paul-Son Gaming Corporation
------------------------------------------------------------------------
                          (Name of Issuer)

                     Common Stock par value $0.01
------------------------------------------------------------------------
                    (Title of Class of Securities)

                             703578 10 4
              ------------------------------------------
                            (CUSIP Number)


      Eric P. Endy, 1700 Industrial Road, Las Vegas, Nevada 89102
                             (702) 384-2425
------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                             April 10, 1999
------------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                           SCHEDULE 13D


CUSIP NO.     703578 10 4                  PAGE   2   OF   7   PAGES
           -----------------                    -----    -----


 1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Eric P. Endy

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
         N/A                                                    (b)  [ ]

 3  SEC USE ONLY


 4  SOURCE OF FUNDS*
         N/A

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                               [ ]
         N/A

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

               7   SOLE VOTING POWER
                        1,944,467
 NUMBER OF
   SHARES      8   SHARED VOTING POWER
BENEFICIALLY            6,000
  OWNED BY
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING             1,944,467
   PERSON
    WITH       10  SHARED DISPOSITIVE POWER
                        6,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,950,467

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [ ]
          N/A

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         53.5%

14  TYPE OF REPORTING PERSON*
         IN


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                           SCHEDULE 13D


CUSIP NO.     703578 10 4                PAGE   3   OF   7   PAGES
           -----------------                  -----    -----

 1  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          The Paul S. Endy, Jr. Living Trust, Eric P. Endy Trustee
          ###-##-####

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
          N/A                                                   (b)  [ ]

 3  SEC USE ONLY


 4  SOURCE OF FUNDS*
          N/A

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                               [ ]
          N/A

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Unites States of America

               7   SOLE VOTING POWER
                         1,640,912
  NUMBER OF
   SHARES      8   SHARED VOTING POWER
BENEFICIALLY             -0-
  OWNED BY
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING              1,640,912
   PERSON
    WITH       10  SHARED DISPOSITIVE POWER
                         -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,640,912

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [ ]
          N/A

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          47.2%

14  TYPE OF REPORTING PERSON*
          00


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ITEM 1.   SECURITY AND ISSUER.

      Common stock, par value $0.01 ("Common Stock"), of Paul-Son Gaming Corporation, a Nevada corporation (the "Issuer"), located at 1700 Industrial Road, Las Vegas, Nevada 89102.

ITEM 2.   IDENTITY AND BACKGROUND.

     2.   (a)  Eric P. Endy ("Eric Endy")

          (b)  1700 Industrial Road
               Las Vegas, Nevada  89102

          (c) Chairman of the Board, President, Chief Executive Officer and Director of the Issuer

          (d) During the last five years, Eric Endy has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Eric Endy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Eric Endy is a citizen of the United States of America.

   3.    (a)  The Paul S. Endy, Jr. Living Trust (the "Endy Trust")

         (b)  1700 Industrial Road
              Las Vegas, Nevada  89102

         (c)  Not applicable.

         (d)  Not applicable.

         (e)  Not applicable.

         (f)  The Endy Trust is domiciled in the United
              States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION.

      Paul  S. Endy, Jr. ("Paul Endy") died on April 10, 1999  and
Eric  Endy  was  appointed executor of  Paul  Endy's  estate.   As
previously reported, Eric Endy was appointed successor trustee

                                                 Page 4 of 7 Pages

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of  the Endy Trust, the owner of 1,640,912 shares of Common Stock, on November 12, 1998 due to the then health condition of Paul Endy. Eric Endy is the sole beneficiary under the Endy Trust.

ITEM 5.   INTERESTS IN THE SECURITIES OF THE ISSUER.

   ERIC ENDY

   1.    (a)   On  April 10, 1999, Eric  Endy  held  a  beneficial
               interest in a total of 1,950,467 shares  of  Common
               Stock, including: (i) 113,555 shares held directly;
               (ii)  72,000  shares   subject  to  a   vested  and
               unexercised  option;  (iii)  1,640,912 shares  held
               as trustee of the Endy Trust; (iv)  100,000  shares
               subject  to  a  vested   and unexercised  option in
               the name of Paul  Endy  (the "Endy   Option");  (v)
               18,000  shares  held  as  co-trustee  of  the Daren
               Chang Trust, the Nevin  Chao Trust, and  the Celine
               Chin  Trust;  and  (vi)  6,000  shares held by Eric
               Endy's spouse.  The Endy Option expires on July  9,
               1999.  The Common Stock beneficially owned by  Eric
               Endy   constitutes  approximately  53.5%  of Common
               Stock  issued and outstanding as of April 10, 1999.
               In May 1999, the Endy  Trust sold 30,000 shares  in
               open  market transactions for liquidity purposes of
               the  Endy  Trust.   As  a  result, Eric Endy held a
               beneficial interest in a total of 1,920,467 shares, constituting approximately 52.6% of Common Stock issued and outstanding as of May 31, 1999.

         (b) Eric Endy has the sole power to vote or direct the vote, and sole power to dispose of or direct the disposition of, all shares beneficially owned by him, with the exception of 6,000 shares held by Eric Endy's spouse.

         (c)   See Item 4 above.

         (d)   Not applicable.

         (e)   Not applicable.

   THE ENDY TRUST

   2.    (a)   On  April 10, 1999, the Endy Trust holds a   direct
               beneficial  interest in  1,640,912 shares of Common
               Stock, or approximately 47.2% of Common Stock issued and outstanding as of April 10, 1999. In May 1999, the Endy Trust sold 30,000 shares in open market transactions for liquidity purposes, reducing the Endy Trust's ownership to 1,610,912 shares, or 46.3% of Common Stock issued and outstanding as of May 31, 1999.

         (b) The Endy Trust, through its trustee, has the sole power to vote or direct the vote, and sole power to dispose of or direct the disposition of all shares beneficially owned by it.

         (c)   See Item 4 above.

                                                 Page 5 of 7 Pages

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         (d)   Not applicable.

         (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO THE SECURITIES OF THE ISSUER.

   THE ENDY TRUST

          The following is a list of outstanding options to purchase an aggregate of 225,000 shares of Common Stock that were granted by the Endy Trust, subject to certain conditions, to: Vincenti Castro (5,000 shares); Ron Coiro (100,000 shares); Charles Endy (100,000 shares); Francisco Moreno (10,000 shares); and Griselda Valenzuela (10,000 shares).

   ERIC ENDY

          See Items 3, 4, 5 and 6 above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

                                                 Page 6 of 7 Pages

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                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         Dated this 8th day of June, 1999.

                         The Paul S. Endy, Jr. Living Trust


                         By: /s/ Eric P. Endy
                            ------------------------------
                             ERIC P. ENDY
                             TRUSTEE


                         /s/ Eric P. Endy
                         ---------------------------------
                         ERIC P. ENDY


                                            Page 7 of 7 Pages